CHINA GREEN AGRICULTURE, INC.

3rd Floor, Borough A, Block A. No.181, South Taibai Road, Xi’an, Shaanxi Province, People’s Republic of China 710065

July 11, 2012

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop: 3561

Washington, D.C. 20549

Attention: David R. Humphrey, Accounting Branch Chief

Re:	China Green Agriculture, Inc. Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 12, 2011 File No. 001-34260

Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 10, 2012 File No. 001-34260

Dear Mr. Humphrey:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 26, 2012 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (the “Form 10-Q”). We hereby file via EDGAR our response to the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the responses of the Company. Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1A. Risk Factors

1.	Reference is made to your discussion of the financial performance of Gufeng on page 28. Please reconcile for us the $11,422,057 net income for the fiscal year ended June 30, 2011 as quoted in your discussion with the $10,995,984 as stated in Footnote 16 to the financial statements presented on page F-23.

Response:

Gufeng’s net income for the fiscal year ended June 30, 2011 of $10,995,984 in Footnote 16 on page F-23 is correct. The net income for Gufeng of $11,422,057 on page 28 was incorrect, and such number was a clerical error. We will be mindful in future filings to keep the numbers consistent.

July 11, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

New Products, page 47

2.	Please clarify to us in your response and revise future filings to indicate the proportion of revenue that is attributable both to new products and new distributors.

Response:

Please find the following disclosure which indicates the proportion of revenue that is attributable both to new products and new distributors. Going forward, we will include this type of disclosure in future filings, if the amount is more than nominal.

During the fiscal year ended June 30, 2011, Jinong’s revenue attributable both to Jinong’s new distributors and new products was approximately $385,832, which accounted for 0.6% of Jinong’s total sales.

During the three months ended June 30, 2011, Jinong’s revenue attributable both to Jinong’s new distributors and new products was approximately $19,265, which accounted for 0.1% of Jinong’s total sales for the same period.

During the fiscal year ended June 30, 2011, there was no revenue of Gufeng attributable both to Gufeng’s new distributors and new products.

Results of Operations

Net Sales, page 49

3.	Refer to the third paragraph of your narrative. We note that you have included a comparative discussion of Gufeng’s net sales from fiscal 2011 to fiscal 2010. Gufeng has not been included in your financial statements for the year ended June 30, 2010 as it was acquired in July 2010. Further, Gufeng’s latest fiscal year prior to acquisition ended on December 31, 2009. As such, the annualized net sales figure for Gufeng for the year ended June 30, 2010 appears to be a pro forma presentation of net sales with no supporting explanation or calculation prepared in accordance with Article 11 of Regulation S-X. Please remove the reference to Gufeng’s net sales for the fiscal year ended June 30, 2010 as its inclusion is neither necessary nor appropriate.

Response:

In response to this comment, we will remove in all future filings the reference to Gufeng’s net sales for the fiscal year ended June 30, 2010. Related to that, we will also remove the reference of Gufeng’s Cost of Goods Sold ($21,138,551 for the fiscal year ended June 30, 2010) under the Cost of Sale section.

Discussion of Segment Profitability Measures, page 53

4.	In Footnote 16, you present both operating income and net income by operating segment. Please clearly identify, here and in your footnote, the specific measure of segment profitability or loss that is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to ASC 280-10-50-27 for guidance.

Response:

Each of the four operating segments identified on page 53 and in Footnote 16 has separate and distinct general ledgers. The chief operating decision maker (CODM) receives financial information, including revenue, gross margin, operating income and net income produced from the various general ledger systems to make decisions about allocating resources and assessing performance; however, the principal measure of segment profitability or loss used by the CODM is net income by segment. We will include this information in our future filings both in MD&A and footnotes.

July 11, 2012

5.	In addition, please expand this discussion to also address significant changes in that measure on a comparative basis for fiscal 2011 compared to fiscal 2010 and for fiscal 2010 compared to fiscal 2009. In this regard, we are particularly concerned as to the nature of and reasons for the significant negative variance in the profitability of Jintai in fiscal 2011. Please address this development in your response in detail. You should also indicate whether this trend is expected to continue. If significant write-offs were taken, please describe and quantify them and tell us how they were classified. Our comment applies to the disclosures in your Form 10-Q for the Quarterly Period Ended March 31, 2012 as well. We may have further comments upon review of your response.

Response:

For Jinong, the net income increased 35.5% by $7,637,205 to $29,139,457 for fiscal year 2011 from $21,502,252 for fiscal year 2010, while its net income increased 60.3% by $8,091,162 to $21,502,252 for fiscal year 2010 from $13,411,090 for fiscal year 2009.

For Gufeng, the net income was $10,995,984 for fiscal year 2011.

For Yuxing, the net loss increased 62.1% by $112,610 to a net loss of $293,914 for fiscal year 2011 from a net loss of $181,304 for fiscal year 2010.

For Jintai, the net income decreased 103.6% by $2,736,477 to a net loss of $96,244 for fiscal year 2011 from a net profit of $2,640,233 for fiscal year 2010, while its net income increased 7.9% by $193,995 to $2,640,233 for fiscal year 2010 from $2,446,238 for fiscal year 2009. The loss incurred by Jintai in fiscal year 2011 was primarily due to radical change of biological environment in its location.

Jintai is located at the Economic and Technical Development Zone (the "Zone") in the metro area of the city of Xi'an. The Zone has been inhabited by a large and dense population and the periphery of Jintai has bristled with various industrial factories and utility plants in the latest years. The Zone’s concentrated industrial activities and dense population changed the micro bio environment for the growth of Jintai's agricultural products and disturbed Jintai’s normal fertilizer research and development. From June 2011 to March 2012, such changes caused the death and obsolescence of large amount of Jintai's flowers and seedlings.

As of June 2011, 4,852,236 number of Photinia fraseri were obsolete due to the air and water pollution in the surrounding area of Jintai. The total loss for this obsolescence incurred a write-off of $2,813,993, which equaled to the maintenance cost of Photinia fraseri, and was classified as general and administration expense in Jintai for the fiscal year June 30, 2011.

In addition, 2,028,508 and 1,532,876 number of Photinia fraseri became obsolete as of September 30 and December 31, 2011 respectively due to the exacerbating air and water pollution in the surrounding area of Jintai. The total loss for the obsolescence incurred write-offs of $288,307 and $957,407 respectively. The losses equaled to the maintenance cost of Photinia fraseri, and were classified as general and administration expense in Jintai for the quarter ended September 30 and December 31, 2011.

July 11, 2012

As of March 31, 2012, 54,682 number of butterfly orchids became obsolete due to disease. The total loss for the obsolescence incurred a write-off of $223,907, which equaled to the maintenance cost of butterfly orchids, and was classified as general and administration expense in Jintai as of March 31, 2012.

From March 2012, the Company commenced to relocate Jintai in the facilities of one of the Company’s other subsidiaries, Yuxin, located in Hu County, 18 kilometers southeast of Xi’an city. During the three months ended June 30, 2012, Jintai had no sales revenue due to relocation. The entire relocation process is expected to complete by the end of fiscal year 2013. We expect Jintai will likely remain unprofitable until the relocation gets completed. Further, the Company may consider merging the subsidiaries of Yuxing and Jintai together to reduce operating cost and streamline management at appropriate time in the future.

Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

6.	Reference is made to the apparent significance of your research and development expenditures as described on page 17. Please explain to us, and disclose, how research and development costs are accounted for and classified and how the elements of costs are identified with your related activities. Quantitative disclosures are also required under ASC 730-10-50-1. Alternatively, please identify the location of these disclosures in your footnotes.

Response:

While the Company states, on page 17 of the Form 10-K “During the fiscal year ended June 30, 2010 and 2009, we spent $12,956,621 and $0 on Yuxing’s research and development activities”, such reference is effectively a primary comparison of Yuxing’s capital expenditure and certain other payments in fiscal year 2010 to the comparable amount in fiscal year 2009, for the purpose of building Yuxing into the Company’s new leading green fertilizer research and development facilities in China. To avoid confusion going forward, we will specify that such amounts were capital expenditure and other related expenses if we have similar disclosure in our filings. The breakdown of total amounts is as below:

	Amount in FY2010	Amount in FY2009
Machines, Buildings and Equipments	$36,998	$-
Land Use Right	$11,477,681	$-
Advanced Payment	$1,168,528	$-
Construction in Progress	$273,414	$-
Total	$12,956,621	$-

The research and development costs in Jinong for the fiscal year 2009, 2010, and 2011 are illustrated as the following:

July 11, 2012

	FY2009	FY2010	FY2011
Freight Expense	$1,258	$924	$3,916
Travel Expense	$866	$3,528	$8,465
Salary	$23,277	$26,861	$42,516
Experiment and Testing	$10,166	$1,948	$38,724
Other	$-	$169	$633
Total R&D Expense for Jinong	$35,566	$33,430	$94,253

The research and development costs in Gufeng for the fiscal year 2011 are illustrated in the table below:

Item	FY2011
Raw material	$2,543,617
Manufacturing Cost	$45,708
Experiment and Testing	$4,155
Labor Cost	$20,776
License fee	$4,155
Total R&D Expense for Gufeng	$2,618,412

While Jintai and Yuxing do not incur research and development cost directly from their production activities of agriculture products, they conduct field tests in their field and experimenting facilities for Jinong and Gufeng’s trial fertilizer products. Thus, certain costs, such as lease of the related facilities, depreciation of the related facilities and equipment for fertilizer research and development use, and other miscellaneous expenses can be attributable to the research and development activities of fertilizer products for the Company. Leases and depreciation of related facilities and equipments over past three fiscal years in Jintai and Yuxing, are illustrated below:

	FY2009	FY2010	FY2011
Facility Lease in Jintai	$1,200,491	$1,211,696	$1,272,956
Depreciation in Jintai	$111,089	$120,780	$127,143
Depreciation in Yuxing	$-	$-	$5,065

July 11, 2012

In summary, as illustrated by the the summary table below of the three tables above, for Jinong, Gufeng, Jintai and Yuxing, the Company expenses research and development costs as incurred. For the years ended June 30, 2011, 2010 and 2009, research and development costs were $4,117,830, $1,365,907 and $1,346,146, respectively.

	FY2009	FY2010	FY2011
Jintai	$1,311,579	$1,332,477	$1,400,099
Yuxing	$-	$-	$5,065
Jinong	$35,566	$33,430	$94,253
Gufeng	$-	$-	$2,618,412
Total	$1,347,146	$1,365,907	$4,117,830

7.	We note the very significant increase in advances to suppliers as of June 30, 2011. Please describe the significant contractual terms of these arrangements in expanded detail and tell us about the nature and composition of these balances. Please also describe the extent to which these balances are seasonal, if applicable. Finally, these balances appear significantly larger than the advances in the historical financial statements of Gufeng. If our understanding is correct, please explain why this is the case. We also note that you have recorded a related allowance of $549,470 in fiscal 2011. Please explain how and when this charge was determined and recorded. Finally, please expand your footnotes to address this account.

Response:

Historically, prior to the Company’s acquisition of Gufeng in July 2010, the Company had relatively lower balance of advance to suppliers on the balance sheet. The Company’s subsidiaries then didn’t make large amount of advance payment when they purchased raw material from suppliers to produce their products. For concentrated fertilizers that Jinong produces, it uses limited amount of basic fertilizers, such as nitrogen and phosphate, in its production. These basic fertilizers account relatively less than other raw material such as package material, in the cost of goods sold for Jinong.

Unlike concentrated fertilizers, producing NPK-based compound fertilizer requires significant amount of similar basic fertilizers above as the production input. In addition, the compound fertilizer is of much larger volume than the concentrated fertilizer products, even though the compound fertilizer is much less expensive than the concentrated one for the same volume.

In manufacturing large volume of compound fertilizers, Gufeng purchases correspondingly large volume of basic fertilizers, such as nitrogen and phosphate from a number of suppliers as the raw material for its production. In trading basic fertilizer among suppliers and buyers in China, as the management observes, suppliers typically require buyers to deposit certain amount of payment as advances when both parties enter the sales contracts. The rest payment then is due at the time of shipment’s arrival to the buyers, which can be one to three months later. The percentage of advances to the total payment may vary depending on various factors such as market trend, the business relationship between the supplier and the buyer, and the creditworthiness of the buyer.

As such, the increase in advance to suppliers is attributable to the acquisition of Gufeng. Out of the $12,037,466 outstanding balance of advance to suppliers as of June 30, 2011, 85.5% is with Gufeng, 11% is with Jinong, and 3.5% is with Jintai. In a typical supply procurement, Gufeng makes at least 20% advances of total sales amount to suppliers within three days of contract execution dates, and the rest becomes due within no more than a week only when the shipment arrives at Gufeng one to three months after the contract execution dates. Post to the contract execution, the raw material of basic fertilizers may come in batches of shipments at different times. 92% of advance to suppliers in Gufeng is with its top five suppliers as of June 30, 2011, and 99.8% of advance to suppliers in Gufeng was made within 90 days from the contract execution dates as of June 30, 2011.

July 11, 2012

Similar to other compound fertilizer manufacturers, Gufeng’s sales business of compound fertilizer has significant seasonality in China. Correspondingly, the purchase of its raw material, basic fertilizers, is affected by the supply and demand in the fertilizer market with seasonality. Over non-peak sales season, e.g., post to the peak sales season, when the raw material price is low, Gufeng makes larger order to purchase raw material and pays advances. In addition to the sales in China, to the extent the export tariff window for the types of fertilizers Gufeng produces is open, Gufeng’s export business can offset the seasonality when the export destination is in the south of the north hemisphere, such as India, where the sales season is the non-peak season in China for the same time in a year. As a result, the larger than historical balance of advance to suppliers in Gufeng as of June 30, 2011 is attributable to Gufeng’s summer production to export large volume to India and Gufeng’s growth of its sales in China during fiscal year 2011.

A related allowance of $549,570 was with Gufeng, and was historically recorded by Gufeng prior to the acquisition in 2010. There was no bad advances occurred in fiscal year 2011.

8.	As a related matter, it appears from page 55 that your advance payments to suppliers are made to insure that future product will be shipped to you when needed. Please explain to us how and why the business of Gufeng also results in the generation of significant balances of unearned revenues.

Response:

Following the sales model of “cash before delivery” between Gufeng and its suppliers, as explained in our response to the comment above, when Gufeng enters into sales contracts with its distributors, Gufeng typically requires its distributors to make advances before Gufeng ships the finished compound fertilizer to its distributors. The advances from the distributors provided liquidity for Gufeng to purchase raw material from its suppliers, and get reflected as unearned revenue in the balance sheet prior to the shipment to the distributors.

9.	It appears, from your most recently filed Definitive Proxy that you have a related party relationship with a company called Kingtone Information. If our understanding is correct, please indicate the location of any related disclosures provided in the footnotes. Alternatively, please explain why you believe that no related disclosures are required.

Response:

We will update future filings to include the following in the related party footnote:

On August 10, 2010, Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd (“Yuxing”) which is a subsidiary of the Company, entered into an agreement with Kingtone Wirelessinfo Solution Holding Ltd (“Kingtone”) which was responsible for developing certain electronic control systems for Yuxing. The total contracted value of this agreement, including value-added taxes and other taxes, is RMB3,030,000, or approximately US$458,000. The related project is currently ongoing, and RMB 1,212,00, or $183,200 has been paid by the Yuxing to Kingtone.

We will disclose, and update the status of related party transaction in the footnote in our future filings.

July 11, 2012

Note 7 - Land Use Right, page F-14

10.	We note from your disclosure in Risk Factors on page 28 that you have legally not obtained the land use right over the premises on which certain facilities of Gufeng are located and, as a result, you may not have the right to use the premises or the buildings located thereon. Please tell us in your response how the land use right in question and the buildings and improvements built thereon were valued and recorded at the time of the transaction and how such valuation was reassessed, if necessary, at the time you discovered you had not obtained the land use right.

Response:

The Company acquired Gufeng in July 2010. At the closing of the acquisition, Gufeng did not obtain the land use right from the Chinese government. However, in suburban areas, when it comes to the use of farming land for industrial purpose, it is not uncommon that as long as the existing user complies with the updated zoning requirement by submitting certain paperwork and fees, the new use of the land will be rectified and a land use right certificate will be followed. At the closing of the acquisition both parties believed that the chance of the Chinese government not approving the land use rights was extremely remote and the acquisition proceeded as if the land use rights would be obtained. Nevertheless, to guarantee the shareholder’s interests, the Company required Gufeng to warrant that Gufeng will take any and all measures to legally obtain the land use right in question and ownership of buildings, which shall not be subject to time and shall remain effective after the closing of acquisition. As of July 10, 2012, the Company received a confirmation from the local government governing the area where the land is located, confirming the use of the land in issue has been adjusted to be industrial use and the approval for granting the land use right is being proceeded in due course.

The land in question, buildings and improvements built thereon were valued on the basis of the prevailing cost level and status of construction. The appraiser also assumed that all consents, approvals and licenses from relevant government authorities had been obtained. The mentioned land was rented by Gufeng from an independent third party. The appraiser had valued such portion of land by capitalizing the profit rent of it by making reference to comparable market rent.

11.	As a related matter, please tell us the proportion of facilities potentially impacted by the validity of the land use right. In your response, discuss the specific properties identified on pages 38-39 as relating to Gufeng, including the proportion of total and utilized manufacturing square meters, impacted by this issue.

Response:

The buildings and improvements built on the impacted land had an area of 29,886 square meters, 46% of the total square meters of all buildings and improvements at Gufeng. The historical cost of the buildings and improvements built on the impacted land was RMB41,107,015 or $6,359,255,being 47.8% of total cost for all building and improvements at Gufeng. The historical cost of machines in the related land area where use right certificate is pending was RMB15, 397,205 or $2,381,947, being 23.7% of total cost for all machines and equipment at Gufeng. On pages 38-39 of the Form 10-K, the only property that was impacted by this issue is a land of 47,333 square meters and it was noted that was a lease.

July 11, 2012

Note 16. Segment Reporting, page F-22

12.	Reference is made to your discussion of exports on page 14. It appears that related disclosures are required in the footnotes under ASC 280-10-50-41 (a). Please provide this disclosure or explain why the requirement is not applicable.

Response:

As noted below, approximately 22% of the Company’s fiscal year 2011 revenue was from export sales (outside of China). In future filings, the Company will disclose sales by geographical region for all periods presented in the income statement.

FY2011 Export Details
Export to	Subsidiary	Type	Amount ($)

India	Gufeng	Blended Compound Fertilizer	40,835,834
India	Jinong	Liquid Fertilizer	42,581
India	Jinong	Solid Fertilizer	38,479
Ecuador	Jinong	Liquid Fertilizer	3,740.16
Surinam	Jinong	Liquid Fertilizer	1159
Total			40,924,691

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Condensed Consolidated Balance Sheets, page 3

13.	We note from your presentation here that your accounts receivable balance has increased $42.9 million between June 30, 2011 and March 31, 2012, more than the entire $39.3 million in income from operations for the same period. Further, the increase of $42.9 million represents 74% of gross profit and 27% of net sales for that nine-month period. Your disclosure on page 29 indicates that your allowance, which represented less than 1% of total receivables at March 31, 2012, increased only 78.4% versus the 244% increase in receivables over the nine-month period ended March 31, 2012. Please tell us how you determined that your allowance for doubtful accounts was appropriate at March 31, 2012. Include in your response an aging of receivables at March 31, 2012 and a discussion of any amounts collected subsequent to the period end. Describe any significant changes in your credit policies or terms, if applicable.

Response:

The Company normally assesses its credit policies and corresponding allowance policies annually at the end of every fiscal year considering the composition of accounts receivable and analyzes customer credit worthiness, current economic trends and changes in customer payment patterns and other factors that may be relevant at the time. The current credit and allowance policy is 180 days for the Company’s customers in sales transactions.

As of June 30, 2011, the Company’s account receivables is $17,855,426. Among them, 91.2% is with Jinong, and 8% is with Gufeng. As of March 31, 2012, the Company’s account receivable is $61,000,419. Among them, 57.8%, or $35,264,504 is with Jinong, and 41.7%, or $25,428,331 is with Gufeng. The increase the account receivables is mainly attributable to their marketing efforts prior to the sales season and the then ongoing sales campaign during the second half of fiscal year 2012 which allow a number of loyal clients to order larger-than-usual volume of the products.

As of March 31, 2012, for Jinong, $32,754,083 of account receivables was within 180 days while the rest $2,510,421 was more than 180 days. During the subsequent collection period from March 31, 2012 till April 24, 2012, the second most recent available data shows $2,044,764 out of the $2,510,421 above were collected back and $465,655 remained more than 180 days as of April 24, 2012. During the subsequent collection period from April 25, 2012 till June 30, 2012, the most recent available data shows $456,227 out of the $465,655 remained more than 180 days as of April 24, 2012 above were collected back and $9,428 remained more than 180 days as of June 30, 2012.

July 11, 2012

As of March 31, 2012, for Gufeng, $25,428,331 of account receivables was all within 180 days. During the subsequent collection period from March 31, 2012 till June 30, 2012, $21,358,929 out of the $25,428,331 above were collected. $4,069,402 out of the $25,428,331 above remain uncollected, among which no receivable is over 180 days as of June 30, 2012, according to our most recent data. After the end of the last peak sales season, the majority of the account receivables got collected from the distributors to Gufeng in the fourth quarter of fiscal year 2012.

In setting the allowance for doubtful accounts, the Company assesses the age of the account receivables in accordance with the 180-day credit policy and considers subsequent collection post to the end of the reporting period. If the aging of the account receivable is over 180 days, the equivalent amount allowance will be recorded against the over-aged outstanding account receivable. If the aging of the account receivable is within 180 days, no allowance will be recorded against the outstanding account receivable. As of March 31, 2012, we recorded $602,038 allowance against the account receivables. Subsequently, $465,655 of account receivable were more than 180 days and remained uncollected prior to the filing of the company’s third quarterly report in May 2012.

Note 6 - Property, Plant, and Equipment, page 8

14.	Please tell us why Buildings and Improvements decreased significantly and Machinery and Equipment increased significantly from June 30, 2011 to March 30, 2012.

Response:

The amounts for item of Machinery and equipment and item of Building and improvements were incorrect in note 6 on page 8. The correct presentation is as following:

	March 31,	June 30,
	2012	2011

Building and improvements	$48,085,620	$44,032,549

Auto	1,553,397	1,491,849

Machinery and equipment	34,479,543	32,862,361

Agriculture assets	3,487,551	1,607,333

Total property, plant and equipment	87,606,111	79,994,092

Less: accumulated depreciation	(17,652,837)	(13,782,651)

Total	$69,953,274	$66,211,441

The Company will correct this clerical error in all future filings.

July 11, 2012

We acknowledge that we are responsible for the accuracy and adequacy of the disclosure in the filing. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ken Ren
Ken Ren
Chief Financial Officer